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EXHIBIT 2


News Release...                                      Press Release No: 20/ 2002



                    VSNL Signs New Interconnection Agreements
                               with BSNL and MTNL

Mumbai, November 18, 2002: In the interest of the company's shareholders, employees and consumers, VSNL has today signed new interconnection agreements with BSNL and MTNL. These agreements provide the basis for traffic settlement between the companies, underlined by the commitment of BSNL and MTNL to route all their outgoing traffic through VSNL.

Commenting on the development, Mr. S.K.Gupta, Managing Director, VSNL, said, "These agreements signed by VSNL today follow several months of negotiations with BSNL and MTNL. VSNL can now look forward to securing its core international telephony business, and aggressively implementing its ambitious growth plans in other telecom service areas such as National Long Distance telephony and Internet Telephony".


About Videsh Sanchar Nigam Limited

Videsh Sanchar Nigam Limited is India's leading provider of International Telecommunications and Internet Services. Besides International Long Distance services, VSNL also offers a host of other value added services like internet and data services, and specialized services that include video conferencing, television / video uplinking, program transmission services, frame relay services and Inmarsat services. VSNL is also poised to launch National Long Distance services in the near future. With established relations with 85 carriers across the globe, VSNL today has a strong infrastructure base that covers 8 gateways, 47 earth stations and 6 submarine cable systems. VSNL is listed across all the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange.

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